Steinhoff International Holdings Ltd

12 October 2007

07028741

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

SUPPL

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by Directors (12 October 2007);

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

Dew 12/27

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA. P.O. BOX 1955, BRAMLEY, 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135.
Directors: B.E. Steinhoff* (chairman), M.J. Jooste (chief executive officer), D.E. Ackerman', C.E. Daun*', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (financial director), F.A. Sonn', I.M. Topping , D.M. van der Merwe, J.H.N. van der Merwe (chief financial officer), ('non-executive, British, *German).
Alternate Directors: J.N.S. du Plessis, H.J.K. Ferreira, S.J. Grobler, A Krüger - Steinhoff*'

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

SHF
SHF
SHF - Steinhoff - Dealing in securities by directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS
In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, the board wishes to inform shareholders that:
* Exercise of rights under Incentive Scheme
The following directors have beneficially directly and/or indirectly purchased the number of ordinary shares indicated below, on 12 October 2007, at the average prices indicated below, in terms of which the directors exercised their rights under the Steinhoff Share Incentive Scheme:
Director / Officer - Shares Average Price, cents per share - Consideration
Dirk Emil Ackerman 66 560 at an average price of 538.44 cps - R358 387,20
Claas Edmund Daun 66 560 at an average price of 538.44 cps - R358 387,20
Hendrik Johan Karel Ferreira 50 000 at an average price of 528.00 cps - R264 000,00
Stephanus Johannes Grobler 37 600 at an average price of 536.04 cps - R201 552,00
Karel Johan Grove 65 240 at an average price of 538.51 cps - R351 259,20
Markus Johannes Jooste 66 560 at an average price of 538.44 cps - R358 387,20
Angela Kruger-Steinhoff 30 270 at an average price of 487.25 cps - R147 493,60
Fredrik Johannes Nel 50 880 at an average price of 538.19 cps - R273 830,40
Bruno Ewald Steinhoff 66 560 at an average price of 538.44 cps - R358 387,20
Ian Michael Topping 40 000 at an average price of 528.00 cps - R211 200,00
Daniel Maree van der Merwe 66 560 at an average price of 538.44 cps - R358 387,20
Johannes Henoch Neethling van der Merwe 50 880 at an average price of 538.19 cps - R273 830,40.
Director of material subsidiary - Shares Average Price, cents per share - Consideration
Siegmar Theodor Schmidt 37 044 at an average price of 447.11 cps - R165 626,40
Sale and Purchase of Securities
* the following directors have beneficially indirectly purchased and/or sold the number of shares indicated below, on 12 October 2007, at the share price per cent indicated:
Markus Johannes Jooste purchased 958 647 shares at 1935 cps - R18 549 819,45 and
Daniel Maree van der Merwe sold 958 647 shares at 1935 cps - R18 549 819,45
Sale of Securities
* the following Alternate Director has beneficially directly and indirectly sold the number of shares below, on 10 and 11 October 2007, at the average share price per cent indicated:
Hendrik Johan Karel Ferreira sold 103 000 shares at an average of 2149.29 cps - R2 213 771.45
Clearance has been granted on 1 October 2007 in terms of Paragraph 3.66 of the Listing Requirements.
SPONSOR: PSG Capital Limited
Date: 12/10/2007 14:07:02 Produced by the JSE SENS Department.

END